1980 Post Oak Blvd. 8th Floor Houston, TX 77056 PO Box 2029 Houston, TX 77252-2029	713-625-8100 713-629-2330 fax 800-729-1900 stewart.com NYSE: STC
January 16, 2009
Mr. James Rosenberg
Senior Assistant Chief Accountant
Mail Stop 6010
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Stewart Information Services Corporation
Form 10-K for the year ended December 31, 2007
Form 10-Q for the quarterly period ended September 30, 2008
File No: 0001-02658
Dear Mr. Rosenberg:
Thank you for your letter of December 4, 2008 regarding your review of our filing. We have repeated your comments with our response immediately following.
Form 10-K for the year ended December 31, 2007
Item 1. Business
1.	Your estimated title losses exceeded over 50% of your stockholders’ equity at December 31, 2007. Please revise your loss reserves presentation and disclosures as appropriate in accordance with Industry Guide 6.
Response:
Industry Guide 6 provides guidance for property and casualty insurance underwriters, which we are not. Therefore, the disclosure guidance in Industry Guide 6 is not applicable to our business. We believe our disclosures are consistent with title insurance industry standards. In addition, preparation and disclosure of 10-year tables is impractical and would not be meaningful to investors based on our loss reserve methodology as discussed further in this letter and in our disclosures in our Form 10-K.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14
Critical Accounting Estimates, page 14
Title Loss Reserves, page 14
2.	Your disclosure regarding the estimation of the title loss reserves could be improved to better explain the judgments and uncertainties surrounding this estimate. Revise your disclosures to describe the extent of your procedures for determining the reserve for loss and loss adjustment expense on both an annual and interim reporting basis. Describe the method you use to calculate the IBNR reserve. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

Mr. James Rosenberg
January 16, 2009

Response:
We propose to modify our disclosures prospectively, beginning with our 2008 Form 10-K, to incorporate the following disclosures into our critical accounting estimate disclosure for loss reserves:
Our method for recording our reserves for title losses on both an interim and annual basis begins with the calculation of our current loss provision rate, which is calculated as a percentage of current premiums resulting in a title loss expense for the period. This loss provision rate is set to provide for losses on current year policies and is determined using moving average ratios of recent actual policy loss payment experience (net of recoveries) to premium revenues. Large losses (those exceeding $1 million on a single claim) are analyzed and reserved for separately due to the higher severity of loss, lower volume of claims reported and erratic reporting of such claims.
At each quarter end, our recorded reserve for title losses is initially the result of beginning with the prior period’s reserve balance for claim losses, adding the current provision to that balance and subtracting actual paid claims, resulting in an amount that management compares to its actuarially-based calculation of the ending reserve balance. We also utilize other actuarially-based reserve calculations and obtain input from third-party actuaries regarding our methodology and resulting reserve calculations. While we are responsible for determining our loss reserves, we utilize this actuarial input to assess the overall reasonableness of our reserve estimation. If our recorded reserve amount is within a reasonable range of our other actuarially-based reserve calculations and the actuary’s point estimate, but not at the point estimate, management assesses the major factors contributing to the different reserve estimates in order to determine the overall reasonableness of our recorded reserve as well as the position of the recorded reserves relative to the point estimate and the estimated range of reserves. If the recorded amount is not within a reasonable range of our third-party actuary’s point estimate, we will adjust the recorded reserves in the current period and reassess the provision rate on a prospective basis.
Due to the inherent uncertainty in predicting future title policy losses, significant judgment is required by both management and our third party actuaries in estimating reserves. As a consequence, our ultimate liability may be materially greater or less than our current reserves and/or our third party actuary’s calculation.
3.	Describe management’s policy, if any, for adjusting the liability for unpaid claims and claim adjustment expenses to an amount that is different than the amount determined by the actuaries.
o	If such a policy exists, describe the method used by management to determine the adjustment and the extent to which it relies on objective versus subjective determinations. Such adjustments may include, but not be limited to, an incremental provision, a reduction in liability or a reversal of a previously recorded adjustment.

o	When such adjustments or reversals are made, include MD&A disclosure that identifies the amount of the adjustment or reversal, the method used by management to determine it and the specific underlying reasons that explain why management believes the adjustment or reversal is necessary.

Mr. James Rosenberg
January 16, 2009

Response:
We believe that our response to this comment is addressed in our response to comment #2 above. Due to the significant amount of judgment involved, our reserve policy, as described above, is initially based on moving average ratios of losses as a percentage of premiums earned, followed by a determination of the overall adequacy of the ending reserve balances. While our policy does not automatically result in an adjustment of our recorded reserves to amounts estimated by our actuary, we do consider the actuary’s reserve estimation in determining the overall reasonableness of our reserves. Where any significant adjustments to our recorded reserves are required, we have historically included disclosure within Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) and will continue to do so in the future as applicable, to identify the amount of the adjustment and the underlying rationale for such adjustment.
Liquidity, page 21
4.	Please consider, to the extent material in light of your particular facts and circumstances, disclosing the amount of any material loss you expect to realize as a result of your involvement with any material variable interest entity or intermediary which holds escrow accounts or intermediary which provides tax deferred property exchange services. Please refer to Item 303(a)(4)(i)(C) of Regulation S-K.
Response:
As is title industry practice, each of our title insurance agency affiliates, as well as our subsidiary that serves as an intermediary for tax deferred property exchange transactions, hold in escrow our customers’ funds related to real estate transactions in a fiduciary capacity. These funds are not considered to be the Company’s assets, but rather represent a contingent liability to the Company as a result of holding these funds. Please refer to our response to comment #7 below for more discussion on the treatment of these escrow funds.
With regard to the potential material loss that we may incur as a result of holding these funds, as of December 31, 2007, we did not believe that these funds represented a significant risk of loss to us, and our disclosure of such matters was only included in Note 17 Contingent liabilities and commitments of our financial statements. At that time, we did not believe that such disclosure was considered necessary within MD&A. During 2008, certain events increased the potential risk associated with certain of these funds, and we expanded our disclosure of these matters within the footnotes to our interim financial statements and also included discussion under the heading “Contingent liabilities and commitments” within MD&A. As we believe that all of the relevant information was previously provided to the readers of the Form 10-K, with some of that information in the footnotes to the financial statements rather than within MD&A, we do not believe any revisions to the December 31, 2007 Form 10-K are necessary.
We anticipate expanding the disclosures within “Contingent liabilities and commitments” in MD&A for the December 31, 2008 Form 10-K to include the disclosures of the risks associated with the exchanger funds (as has been disclosed in the Form 10-Q’s throughout 2008) as well as the contingencies related to escrow funds, which has historically only been disclosed in the footnotes to the financial statements. In addition, under the heading of “Off-balance sheet arrangements” within MD&A we will make reference to the “Contingent liabilities and commitments” discussion.

Mr. James Rosenberg
January 16, 2009

Consolidated Financial Statements
Notes to Consolidated Financial Statements, page F-7
Note 1(E) Statutory Accounting, page F-8
5.	Please provide the statutory capital and surplus disclosures required by paragraph 60 (h) of SFAS 60. Please also provide the disclosures required by paragraph A-2 of Appendix A of SOP 94-5.
Response:
We believe that our disclosures in Notes 2 and 3 conform to the required disclosures of paragraph 60 (h) of SFAS 60. We will make reference in Note 1(E) to Notes 2 and 3 to clarify our disclosures. In addition, we believe the disclosures in Note 1(E) adequately address the disclosures required by paragraph A-2 of Appendix A of SOP 94-5 since the accounting practices permitted by the relevant state regulatory body and followed by our underwriters do not result in a material difference from National Association of Insurance Commissioners’ statutory accounting practices (NAIC SAP).
Note 10, Estimated Title Losses, page F-16
6.	Please revise your disclosures in accordance with paragraph 11 of SOP 94-5. Indicate the reasons for the change in incurred claims and claim adjustment expenses recognized attributable to insured events of current and prior fiscal years, payments of claims and claim adjustment expenses attributable to current year and prior fiscal years and disclose the additional premiums or return premiums accrued as a result of the effects of prior-year incurred claims. Please refer to paragraph A-3 of Appendix A for additional guidance.
Response:
We propose to revise our disclosure in Note 10 prospectively to include in tabular format (see below) the provisions and payments for title losses relating to the current year and to previous years and to include the text following the table. In addition, we have not made any disclosure regarding additional premiums or return premiums accrued as a result of prior-year incurred claims as these provisions are not applicable to our business.

	2008		2007	2006
			($000 omitted)
Balances at January 1	441,324		384,396	346,704
Provisions:
Current year	XXX,XXX		161,000	141,370
Previous years	XX,XXX		7,501	187
Effects of changes in foreign currency exchange rates	X,XXX		5,977	581
Payments:
Current year	(XX,XXX	)	(18,972)	(25,860)
Previous years	(XX,XXX	)	(95,578)	(81,310)
Reserve balances acquired	—		—	2,724

Balances at December 31	XXX,XXX		441,324	384,396

Mr. James Rosenberg
January 16, 2009

Provisions for title losses, as a percentage of title operating revenues, were X.X%, 8.5% and 6.0% in 2008, 2007 and 2006, respectively. The previous year title loss provision amount was unfavorable in the year 2008 due to a reserve adjustment of $X.X million related to higher than expected loss payment experience for policy years 2004 through 2006. As a result of this policy loss experience, the current year provision for 2007 policies was increased by approximately $X.X million. In addition, the 2008 current year provision included a charge of $XX.X million for large title claims, primarily related to independent agency defalcations. Title loss provision included $X.X million and $9.2 million primarily for large title claims in 2007 and 2006, respectively.
For the year ended December 31, 2008, the increase in payments relating to previous years is consistent with the rise in title claims resulting from the real estate market decline. Typically, we experience a higher frequency of losses, including agency defalcations, which are reported sooner after policy issuance in real estate markets where transaction volumes and prices are decreasing. Current year payments decreased due to the reduction in business volume.
Note 19, Variable Interest Entities, page F-22
7.	Tell us why you believe that you are not required to consolidate the variable interest entities referred to in Note 1.D, your segregated escrow accounts and your qualified intermediaries that provide tax deferred property exchange services. Address FIN46R, as necessary, in your response and revise your disclosures as appropriate. Discuss scenarios where you would have to consolidate the off-balance sheet entity, and your expectation of the likelihood of such consolidation; and the frequency of which you reconsider, and the typical triggers which require you to reconsider, whether you are the primary beneficiary of the entity.
Response:
Consistent with other title insurance agency operations within the industry, each of our title insurance agency affiliates, as well as our subsidiary that serves as an intermediary for tax deferred property exchange transactions, hold our customers’ funds related to real estate transactions in a fiduciary capacity in escrow (escrow funds). These escrow funds are maintained in separate accounts at financial institutions that are specifically designated as “escrow” or “exchange” accounts for the benefit of our customers. We have considered whether these escrow funds should be consolidated under the provisions of FIN 46R. Paragraph 3 of FIN 46R defines an “entity” as a “legal structure used to conduct activities or to hold assets”, such as “corporations, partnerships, limited liability companies, grantor trusts and other trusts”. However, we do not have any separate “entities” that have been established to hold these escrow funds. In our situation, the only such entities or legal structures are our title insurance agency affiliates themselves, the substantial majority of which are wholly-owned consolidated subsidiaries. Accordingly, we do not believe that the provisions of FIN 46R are applicable to these escrow funds.
We have considered whether these escrow funds would need to be recorded as an asset on our balance sheet and concluded that, consistent with industry practice, these escrow funds should not be considered assets of the Company. As noted above, these escrow funds are held in a fiduciary capacity on behalf of our customers under pre-defined instructions as to the Company’s ultimate disbursement of those funds. The Company segregates these escrow funds from the Company’s own assets, and can not utilize the funds for any operational purpose. We have considered FASB Concepts Statement No. 6 (CON 6), Elements of Financial Statements, in order to determine whether these escrow funds meet the definition of an asset. CON 6 notes that an asset has three essential characteristics:

Mr. James Rosenberg
January 16, 2009

(a) it embodies a probable future economic benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows, (b) a particular entity can obtain the benefit and control others’ access to it and (c) the transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred.
Based on this definition, we do not believe the escrow funds are an asset of the Company since (a) the escrow funds do not represent a future economic benefit to the Company and do not materially contribute to the future net cash inflows of the Company and (b) we can not obtain the benefit to the escrow funds or control others’ access to the funds as the funds are held in separate accounts (segregated from the Company’s assets) for the benefit of the customers to be disbursed only in accordance with instructions contained in the associated legal documents. Accordingly, we believe that holding such funds on behalf of our customers presents a contingent liability to the Company relating to our fiduciary responsibility to comply with our contractual terms with our customers. Consistent with industry practice, we have disclosed the amounts of these contingent liabilities in Note 17 Contingent liabilities and commitments in the footnotes to our financial statements.
In addition, as disclosed in Note 18 Variable interest entities, we evaluate our interests in variable interest entities, which are immaterial individually and in the aggregate, and have consolidated those where required by FIN 46R.
Note 20, Segment Information, page F-22
8.	You disclose on page 1 that you have international operations in Canada, the United Kingdom, Central Europe, Mexico, Central America and Australia. Please revise your disclosures to provide information about your revenues by geographic area as required by paragraph 38 of SFAS 131. Disclose revenues attributed to the United States separately and state how you attribute revenues to individual countries. Refer to paragraph 125 of SFAS 131.
Response:
Although we do not consider our international operations to be material, we propose to disclose prospectively, in tabular format, in our footnote relating to segment information the amount of revenues generated in the United States and all other international operations. In addition, we will disclose the basis for attributing revenues to our international operations.
The following additional disclosures will be included in Note 20 Segment Information in our Annual Report on Form 10-K for the year ended December 31, 2008:
Revenues generated for the years ended December 31 in the United States and all international operations follow:

	2008	2007	2006
		($000 omitted)
United States	XXX,XXX	2,001,024	2,385,263
International	XX,XXX	105,667	86,218

	XXX,XXX	2,106,691	2,471,481

Revenues are attributed to international operations based on the location where the real estate transaction occurs or the services are provided.

Mr. James Rosenberg
January 16, 2009

Quarterly report for the period ended September 30, 2008
Condensed Consolidated Financial Statements, page 4
9.	You have title plants, at cost of $78.9 million and goodwill of $210 million at September 30, 2008. You disclosed in your accounting policies that a potential impairment is indicated when undiscounted cash flows are less than the assets’ carrying values. Cash flow from operations declined $174.4 million in 2005 to $4.6 million in 2007 and you incurred negative cash flow from operations of $71.7 million for the nine months ended September 30, 2008. Please revise your critical accounting estimate disclosure to address any reasonably likely impairment and include the following:
o	The carrying amounts and fair values of your title insurance and real estate information reporting units at September 30, 2008,

o	The goodwill amounts allocated to your reporting units at September 30, 2008,

o	The significant assumptions involved in estimating the fair value of your reporting units and

o	A sensitivity analysis showing the effect of a reasonably likely change in each of your significant assumptions.
Response:
As disclosed in our quarterly and annual SEC filings, we review the recoverability of goodwill annually during the third quarter using June 30 balances and projections, and when events may indicate impairment. We performed our annual review of goodwill recoverability as of June 30 during the third quarter 2008. Due to continuing declines in the credit and real estate markets (triggering events) and the resulting impact on our operating results, we reevaluated our conclusions as of September 30, 2008. In performing this subsequent assessment, we concluded that our goodwill was not impaired. We anticipate that further declines in credit and real estate markets and our operating results, along with decreases in our market capitalization during the fourth quarter of 2008, will require us to update our analysis of any potential goodwill impairment.
As discussed more fully in our disclosure shown below, our valuation of goodwill is based on historical and projected operating results and cash flows and current and expected market conditions. Our projected operating results are primarily driven by anticipated mortgage originations which we obtain from projections by industry experts. Revenues are the primary driver of our projected operating results.
We propose to modify our disclosures prospectively, beginning with our 2008 Form 10-K, to incorporate the following disclosures into our critical accounting estimate disclosure for goodwill:
Our evaluation of goodwill is completed annually in the third quarter using June 30 balances and when events may indicate impairment. This evaluation is based on a combination of a discounted cash flow analysis (DCF) and market approaches that incorporate market multiples of comparable companies and our own market capitalization. The DCF model utilizes historical and projected operating results and cash flows, initially driven by estimates of changes in future revenue levels, and risk-adjusted discount rates. Our projected operating results are primarily driven by anticipated mortgage originations, which we obtain from projections by industry experts. Fluctuations in revenues, followed by our ability to appropriately adjust our headcount and other operating expenses, are the primary reasons for increases or decreases in our projected operating results. For example, in our current projections, a change of 5% in revenues in year one of our projections would result in an estimated $xx.x million change in pretax operating results and could potentially change the fair value of our title reporting unit by $xx million. Our market-based valuation methodologies utilize (i) market multiples of earnings and/or other operating metrics of comparable companies

Mr. James Rosenberg
January 16, 2009

and (ii) our market capitalization and a control premium based on market data and factors specific to us. As a result of current market conditions, overall market volatility including our market capitalization and our operating results, we updated our evaluation of goodwill through December 31, 2008. [Additional disclosure will be included as appropriate based on the conclusions of our updated December 31, 2008 analysis.]
We evaluate goodwill based on two reporting units (Title and REI). Goodwill is assigned to these reporting units at the time the goodwill is initially reported. Once assigned to a reporting unit, the goodwill is pooled and no longer attributable to a specific acquisition. All activities within a reporting unit are available to support the carrying value of the goodwill. The following reflects balances relating to our reporting units at December 31, 2008:

	Title	REI
($000 omitted)
Carrying value	XXX,XXX	XX,XXX

Fair value	XXX,XXX	XX,XXX

Goodwill	XXX,XXX	XX,XXX

We also evaluate the carrying values of title plants and other long-lived assets when events occur that may indicate impairment. The process of determining impairment for our goodwill and other long-lived assets relies on projections of future cash flows, operating results, discount rates and overall market conditions, including our market capitalization. Uncertainties exist in these projections and are subject to changes relating to factors such as interest rates and overall real estate and financial market conditions, our market capitalization and overall stock market performance. Actual market conditions and operating results may vary materially from our projections.
Based on these evaluations, we estimate and expense to current operations any loss in value of these assets. As part of our process, we obtain input from third-party appraisers regarding the fair value of our reporting units. While we are responsible for assessing whether an impairment of goodwill exists, we utilize the input from third-party appraisers to assess the overall reasonableness of our conclusions. There were no impairment write-offs of goodwill or other long-lived assets during 2008 [pending completion of our December 31, 2008 analysis], 2007 or 2006.
Note 3, Fair Value Measurement, page 5
10.	Please revise your disclosures in MD&A to address the following:
o	Disclose the nature and the amount of your investment portfolio and your financial instruments for which market quotations are not used to obtain fair value,

o	Describe the methods used by management to estimate fair value and discuss the changes in valuation methods, if any, during the period;

o	Disclose the significant assumptions and other inputs used in your valuation models and describe how these were derived;

o	Disclose whether the valuation models used have changed from prior periods and to the extent possible, disclose the quantitative effect of such changes;

o	Quantify the effect on operations and financial position of reasonably likely changes in the assumptions used, if material;

o	When you believe fair values diverge materially form the amounts you currently anticipate realizing on settlement or maturity, disclose why and provide the basis for your views.

Mr. James Rosenberg
January 16, 2009

Response:
As we have disclosed in Note 3 of our Form 10-Q, we propose to disclose prospectively in the Notes to our consolidated financial statements and in MD&A of our 2008 Form 10-K, the following relating to fair value measurement:
Effective January 1, 2008, the Company adopted SFAS No. 157 Fair Value Measurements which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal, or most advantageous, market for the asset or liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs when possible. The three levels of inputs used to measure fair value are as follows:
•	Level 1 – quoted prices in active markets for identical assets or liabilities;

•	Level 2 – observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data; and

•	Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities, including certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.
The Company’s adoption of SFAS 157 did not have a material impact on its consolidated financial statements. The Company has segregated all financial assets and liabilities that are measured at fair value on a recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date. FSP FAS 157-2 delayed the effective date for all nonfinancial assets and liabilities until January 1, 2009, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. Accordingly, the provisions of SFAS 157 were not applied to goodwill and other intangible assets that are measured annually for impairment testing purposes.
At December 31, 2008, financial instruments measured at fair value on a recurring basis are summarized below:

Fair value
	Level 1	Level 2	Level 3		measurements
($000 omitted)
Short-term investments	XXX,XXX	XXX,XXX	XXX,XXX		XXX,XXX
Investments available-for-sale	XXX,XXX	XXX,XXX	XXX,XXX		XXX,XXX
Investments – pledged	XXX,XXX	XXX,XXX	XXX,XXX		XXX,XXX
Line of credit	—	—	(XXX,XXX	)	(XXX,XXX )

	XXX,XXX	XXX,XXX	XXX,XXX		XXX,XXX

At December 31, 2008, Level 1 financial instruments consist of short-term investments, U.S. and foreign government bonds and equity securities. Level 2 financial instruments consist of municipal and corporate bonds and are typically valued based on analysis of the fair value of comparable financial instruments. Level 3 financial instruments consist of auction rate securities and a line of credit and are valued based

Mr. James Rosenberg
January 16, 2009

on discounted cash flow models for each issue. There has been no change in the valuation methodology relating to Level 2 and Level 3 financial instruments. As our Level 3 financial instruments (auction rate securities) are principally offset by a line of credit secured by such investments, any changes in the assumptions used to value these financial instruments and related line of credit are not expected to have any significant impact on our results of operations or financial position.
Level 3 financial instruments are summarized below:

	Investments		Investments –
	available-for-sale		pledged	Line of credit
($000 omitted)
December 31, 2007	—		—	—
Purchased	XX,XXX		XXX,XXX	(XXX,XXX	)
Sold	(XX,XXX	)	—	—
Transfers	X,XXX		—	—
Unrealized (loss) gain	(XXX	)	(XX,XXX )	XX,XXX

December 31, 2008	XX,XXX		XXX,XXX	(XXX,XXX	)

In addition to the above responses, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your review and comments. If you have any questions or further comments or would like additional information, please contact our Principal Accounting Officer, Brian Glaze, at (713) 625-8761, or me at (713) 625-8151.
Very truly yours,
/s/ J. Allen Berryman
J. Allen Berryman

Copies to:	Marc Watts, Locke Lord Craig Allen, KPMG Malcolm S. Morris, Co-Chief Executive Officer Stewart Morris, Jr., Co-Chief Executive Officer SISCO Audit Committee